THE PLUG DRINK, INC.
(a Delaware corporation)

Form C
Disclosures in Reg CF Offering

August 23, 2022

TABLE OF CONTENTS

FORM C

Company Disclosures

§227.201(a) – Basic Information About the Company

Name of Company	The Plug Drink, Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	April 26, 2019
Kind of Entity	Corporation
Street Address	1840 E. 46th Street, Los Angeles, CA 90058
Website Address	https://theplugdrink.com/

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	$483,125	$53,629
Cash & Equivalents	$311,226	$21,268
Short-Term Debt	$127,158	$0
Revenues/Sales	$1,005,238	$217,942
Cost of Goods Sold	$391,277	$96,296
Taxes Paid	$0	$0
Net Income	$(1,082,710)	$(447,525)

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers
Person #1

Name	Raymond Kim	
All positions with the Company and How Long for Each Position	**Position:** Co-Founder & CEO	**How Long:** April 26, 2019 - Present
Business Experience During Last Three Years (Brief Description)	Prior to founding The Plug, Raymond was a Senior Associate at First Republic Bank. Raymond sat on the Private Investments Group at First Republic managing $12.5 billion in AUM across 60+ funds.	
Principal Occupation During Last Three Years	Co-founder and CEO of The Plug	

Has this Person Been Employed by Anyone Else During the Last Three Years?	__x__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** First Republic Bank	**Business:** First Republic is a full-service financial institution specializing in private banking and private business banking.

Person #2

Name	Justin Kim	
All positions with the Company and How Long for Each Position	**Position:** Co-founder and COO	**How Long:** April 26, 2019 - Present
Business Experience During Last Three Years (Brief Description)	Prior to founding The Plug, Justin was an Assistant Vice President at Robert Half. Justin managed a team of 3 Account Executives while maintaining a personal book of business and was the 1st person in the Technology Division to acquire Forever 21 as a client, averaging about 30+ contractors yearly.	
Principal Occupation During Last Three Years	Co-Founder and COO of The Plug	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__x__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Robert Half	**Business:** Robert Half, the world's first and largest specialized talent solutions firm, connects opportunities at great companies with highly skilled job seekers. They offer contract, temporary and permanent placement solutions for roles in finance and accounting, technology, marketing and creative, legal, and administrative and customer support.

Person #3

Name	Peter Kim	
All positions with the Company and How Long for Each Position	**Position:** Co-Founder and Chairman of The Board	**How Long:** April 26, 2019 - Present

Business Experience During Last Three Years (Brief Description)	Peter is also the Founder, President and CEO of RNJ Marketing, Inc. (dba Neo USA Food Co. Peter founded the company in 2002 with the main objective to produce a delicious and healthy fruit jelly. Their primary brand, Fruzel, is a natural, fat free, and low sugar fruit snack made from a tasteful blend of seaweed extract, coconut, and purified water. Neo USA Food Co. has built the Fruzel brand from ground up by continually innovating and growing as a company. Fruzel is a well-known fruit jelly brand around the world. It has been sold to major supermarkets including Costco, SuperValu, Albertsons, and other nationwide distributors. Originating from the West Coast region of the United States, Fruzel has expanded globally reaching markets in Mexico, South America, South Pacific and Asia. Peter continues to manage day to day operations and the overall business.
Principal Occupation During Last Three Years	Founder, President and CEO of dba Neo USA Food Co.
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __x__ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Raymond Kim – 22.97%
Name	Justin Kim – 22.97%

§227.201(d) – The Company's Business and Business Plan

Our Business

The Plug is an all-natural plant-based functional recovery beverage with electrolytes that rapidly cleanses your liver of toxins, reduces unwelcomed symptoms after a night out, boosts your immune system, and keeps you properly hydrated. Our formula is a science-backed proprietary blend of 13 plants, flowers, and fruits with the highest herbal concentration (3.6g) compared to competitors and is designed to support your metabolism and optimize your lifestyle and productivity levels. The Plug's mission statement is that we are a lifestyle *better-for-you* wellness brand focused on optimizing everyone's lives by educating people about the power of plants & herbs and bringing awareness to the liver.

We operate in the liver health and hangover products global market, which is expected to grow annually by a 10.0% and 14.3% CAGR 2021-2027/2028, respectively. In 2019, just the North American Hangover Products market was a $324.8mm opportunity.

The Plug is your liver's new sidekick. Pre COVID-19, Non-alcoholic "Fatty Liver" Disease (NAFLD) affected 25-30% of all adults in the Western World (estimated 80-100 million Americans). During the COVID-19 pandemic, the waiting list for liver transplants grew by 50% along with the U.S. seeing a 20%

increase in liquor store sales. Alcoholic Liver Disease (ALD) is one of the most common causes of end-stage liver disease, as one of the fastest growing liver diseases in the U.S. accounting for 2% of deaths. A recent new study published in 2022 found that alcoholic cirrhosis death rates more than tripled in two decades.

The Plug's solution has the highest herbal concentration (3.6g), even when compared to the Top Liver Health Supplements in the market.

The liver and hangover products markets are filled with many supplements as well as homemade remedies (i.e., a greasy breakfast sandwich). Given the priorities of today's consumer (functional, healthy, better-for-you etc.), we believe our core competitors include Morning Recovery, Cheers, ZBiotics, Pedialyte, PartyAid, Blowfish, Goody's, Liquid I.V., and DrinkAde.

We are well-positioned to win both the hangover products market as well as the broader liver health market. Our key competitive advantages include: (1) a plant-based proprietary all-natural formula with the highest herbal concentration, paired with rapid hydrating electrolytes, (2) superior taste profile, (3) highly engaged loyal customers with a differentiated marketing approach and (4) less calories, carbs and zero added sugar or caffeine compared to our direct competitors.

While we believe we are well-positioned, there are challenges associated with being an emerging brand. Our progress to date has been promising, but will focus on ramping up distribution channels and continuing our exponential growth. The Plug needs to spend more on educational marketing aspects to grow brand awareness and adoption rates, along with expanding our footprint to keep up with our demand from our current and future customers.

Since our launch in May 2020, we have grown sales 500% YoY and in the last 9 months, we have grown five times on our online sales. Our total gross sales in 2021 was over $1 million with over 90% of the revenue coming from out online channels, specifically direct-to-consumer. As of July 2022, we have already doubled our 2021 total gross sales and are on track to surpass last years 500%+ YoY growth. Customers and fans realizing the benefits of The Plug along with an increased focus on Amazon has attributed to our brand's organic growth. We started focusing on Amazon in 2022 and have six times our Amazon online sales in the last 5 months. On the retail footprint front, The Plug is now available in over 1,200 stores across the United States. This includes BevMo! (49 SoCal stores), Liquor Barn (23 Kentucky stores), Go Grocer (13 Chicago stores), along with others including 7-11, GNC, and many more we are getting ready to launch with on the retail distribution front. We are the inflection point of growth, where we are looking to build our strategic omnichannel presence.

The Plug went to market in May 2020. By the end of 2021, we had grown 500% YoY and surpassed $1 million in gross sales.

With over $2.2mm in sales as of July 31, 2022, and while experiencing significant month over month growth with constant to expanding margins, we plan to surpass $4.5 million in gross sales for 2022.

By 2024, we hope to be a household product and the go-to solution for all things related to the liver and want to be the first name that comes to mind. Note that forward looking projections are not guaranteed and investors should exercise caution.

We have extensive current and former partnerships including with Wish.com, Gopuff, UFC, TAO Group, h.Wood Group, and many more in the works. Notable achievements are: Top 10 Functional Food, Clearco's Top 3 Finalist, and speaking at BevNET's Panel on TikTok.On the sustainability front, we partnered with Neutrl, a carbon offsetting platform, which allows our online customers the ability to donate a percentage of their purchase to CarbonCure.

We like to surround ourselves with the best advisors, entrepreneurs and investors who can partner with us to grow and scale our company the right way.   Some of the notables are Jack Harlow (Grammy nominate rapper), Myles Turner (NBA), Sandro Roco (Sanzo), Lucy Guo (Scale.AI), David Greenfeld (DreamPops), Thor Richardson (Casamigos), Hayden Fulstone (Liquid I.V.), Ethelbert Williams (J&J), Kevin Gould (Glamnetic), and Peter Sulczewski (Wish).

Plans for the Future

To date, we have focused on our drink product, The Plug Drink, which we believe still has extensive runway for growth. In the near future, we plan to introduce 3 new product lines. The first one will be Plug Liver Protection Pills. Of the broader hangover products and liver health market, tablets and capsules make up a large majority of overall spend. By branching into this space, we anticipate our hockey stick growth to continue as we will be infusing three new ingredients that are not in The Plug Drink that are "core ingredients" in the liver health category. We also plan to launch The Plug Extra Strength, which will be a stronger version of our current offering, and possibly a line of health-related detox drinks, to help people continue living the better-for-you lifestyle.
Financial projections

Opportunities and Threats

We believe the liver health market offers a large opportunity for a disruptive innovative brand like The Plug. With our differentiated marketing approach, we plan to be the leaders in our new emerging fast-growing category in the liver health and hangover products space. There a certain industry trends assisting this opportunity including: (1) plant-based movement, which has accelerated consumer adoption rates on non-traditional better-for-you herbal products along with (2) rise of COVID-19 has accelerated consumers becoming more health-conscious about their daily choices. The main threats to our future success is the educational aspect, making sure we are always thinking and staying ahead of our competition, and listening to our consumers diligently so we can adjust and scale our brand to meet our loyal current and future customers needs.

Our People

Raymond Kim
Co-Founder and CEO

Ray founded The Plug alongside his brother and father in 2019. His day-to-day duties include strategy, distribution, marketing, legal, investor relations, financial analysis, growth and more macro-based responsibilities. Previously, he worked as a Senior Associate in the Private Investments Group at First Republic (managing $12.5 billion in AUM across 60+ funds) investing into private equity and hedge funds and sat on multiple advisory boards on behalf of UHNW clients. Prior to that, he started his career in investment banking at Piper Jaffray in the TMT Group. He is an active member for the Korean American Chamber of Commerce Young Professionals Group (KACCLA YPG), Founding Board Member for the Los Angeles Police Foundation Young Professionals Group, and was a former assistant baseball pitching coach for New York University.

Raymond holds a B.A. in Economics with Honors from The University of Chicago where he was a Pitcher on the Baseball Team and holds the 2nd most appearances in school history.

Justin Kim
Co-Founder and COO

Justin founded The Plug alongside his brother and father in 2019. His day-to-day duties include operations, ecommerce, distribution, logistics, managing the team, customer service, budgeting, and more micro-based responsibilities. Previously, he worked as a Director in the Consulting Technology Division at Robert Half International project managing 30 consultants, where he was one of the youngest division directors and prior to that he was a technical recruiter in Los Angeles. He is an active member for the Korean American Chamber of Commerce Young Professionals Group (KACCLA YPG), Founding Board Member for the Los Angeles Police Foundation Young Professionals Group, and an active member of Gold House Founder Network.

Justin holds a Bachelor's degree from Northwestern University and was a Pitcher on the Baseball Team during his Freshman Year prior to transferring at Wesleyan University in CT.

Peter Kim
Co-Founder and Chairman of the Board

Peter is co-founder and Chairman of the Board of The Plug. Peter is also the Founder, President and CEO of RNJ Marketing, Inc. (dba Neo USA Food Co. Peter founded the company in 2002 with the main objective to produce a delicious and healthy fruit jelly. Their primary brand, Fruzel, is a natural, fat free, and low sugar fruit snack made from a tasteful blend of seaweed extract, coconut, and purified water. Neo USA Food Co. has built the Fruzel brand from ground up by continually innovating and growing as a company. Fruzel is a well-known fruit jelly brand around the world. It has been sold to major supermarkets including Costco, SuperValu, Albertsons, and other nationwide distributors. Originating from the West Coast region of the United States, Fruzel has expanded globally reaching markets in Mexico, South America, South Pacific and Asia. Peter continues to manage day to day operations and the overall business.

§227.201(e) – Number of Employees

The Company currently has _____2_____ employees.

The Company's founders, Justin and Raymond Kim, are committed full-time to the business. The Company's works with a number of independent contractors to successfully execute on its day to day business operations.

§227.201(f) – Risks of Investing
Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit A: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $25,000. If we have not raised at least the target amount by November 22nd – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,070,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

ALAO Invest will notify investors when and if the target amount has been raised.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	___x___ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$1,070,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___x___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering
The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $25,000:

Use of Money	How Much (approximately)
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$10,000
Marketing and Tradespend	$5,500
Selling, General and Administrative	$2,062
Operating Capital	$3,438
Team & Human Capital	$2,750
TOTAL	**$23,750**

If we raise the maximum goal of $1,070,000:

Use of Money	How Much (approximately)
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$10,000
Marketing and Tradespend	$402,600
Selling, General and Administrative	$150,975
Operating Capital	$251,625
Team & Human Capital	$201,300
TOTAL	**$1,006,500**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page;
- If you decide to invest, press the Invest Now button
- Follow the instructions
- The minimum amount you can invest in the offering is $100. Investments above the minimum may be made in increments of $1.
- As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit B.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on November 22nd, 2022 (48 hours before the offering deadline).

To cancel your investment, click the cancel investment button on the portal and follow the directions. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of Crowd Simple Agreements for Future Equity, or "Crowd SAFEs."

A SAFE doesn't really have a purchase price. If you buy a Crowd SAFE for $100 you get a $100 Crowd SAFE. The terms of the Crowd SAFE are described below.

§227.201(m) – Terms of the Securities
Overview

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "SAFEs."

Nominee

The nominee of the Securities shall be ALAO Invest LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion on Future Equity Raise

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are nonvoting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion on Sale or IPO

If the Company is sold or goes public, you will receive the greater of (i) the price you paid for the Crowd SAFE, or (ii) the amount you would receive if your Crowd SAFE had been converted to common stock at the fair market value of the common stock as implied by the sale, but again reduced by your discount.

Dissolution Event

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A **"Dissolution Event"** means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Voting and Shareholder Rights

The Crowd SAFE does not give you any voting rights in the Company or other rights as a shareholder. However, if the Company pays a dividend, you will have the right to share in the dividend.

Limits on Transfer

Your Crowd SAFE may not be transferred without the Company's consent.

Modification of Crowd SAFEs

The Crowd SAFEs may be modified by the Company and holders of 50% of the Crowd SAFEs outstanding, measured by investment amount. Thus, your Crowd SAFE may be modified without your consent.

Who Controls the Company

Raymond and Justin Kim are the controlling shareholders with about 23% of voting power each ahead of this offering.

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect the holders of the Crowd SAFEs, including these:

- They could make bad decisions, harming the Company.
- They could devote less time to the Company than it requires.
- They could issue securities with rights superior to those of the Crowd SAFEs.
- They could pay themselves excessive compensation.
- They could hire friends or relatives and pay them more than they're worth.
- They could enter into leases, loans, and other contracts with the Company on terms that are not fair to the Company.
- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

Obligation to Contribute Capital

Once you pay for your Crowd SAFE you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Preemptive Rights

Owners of Crowd SAFEs to not have preemptive rights, i.e., the right to buy securities issued by the Company in the future.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you will be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

Other Classes of Securities

Immediately before the offering of Crowd SAFEs, the Company had the following securities outstanding:

Type	Number or Amount	Characteristics (Voting Rights, Etc.)
Common Stock	7,427,359	Each share holds 1 vote. There are no additional rights granted

§227.201(n) – The Funding Portal

The Company is offering its securities through ALAO Invest LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00331 and the Funding Portal Registration Depository (FPRD) number is #31791.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate ALAO Invest LLC as follows:

A success fee equal to five percent (5%) of the amount raised in the offering.

ALAO Invest LLC will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the offering

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Undisclosed	$127,158	1.3%	N/A	Revolver
Paypal	$132,000	N/A	N/A	Working Capital Agreement
Amazon	$54,000	10.99%	7/22/23	
Paypal	$100,000	N/A	52 Week	52 Weekly Payments $2,192

§227.201(q) – Other Offerings of Securities within the Last Three Years

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
May 2019	__x_ Rule 506(b) _____ Rule 506(c) _____ Rule 504 _____ Other	_x_ Common Stock _____ Preferred Stock _____ Debt _____ Convertible Note _____ Other	$447.5k	Funding of initial business operations
July 2020	__x_ Rule 506(b) _____ Rule 506(c) _____ Rule 504 _____ Other	_x_ Common Stock _____ Preferred Stock _____ Debt _____ Convertible Note _____ Other	$1,610.5k	Funding of continuous operations

§227.201(r) – Transactions Between the Company and "Insiders"

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: no qualifying transactions have occurred during the relevant period

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
N/A	N/A	N/A	N/A	N/A

§227.201(s) – The Company's Financial Condition

Liquidity and Capital Resources

To date, the Company has been financed with $2,058K in common stock offerings.

Concurrent to the Reg CF offering, the Company is raising a Seed round using a SAFE with the same terms, with the goal of raising $5 million. The concurrent offering will be raised at the same terms as the Reg CF offering.

The Plug's cash in hand is $45,164 as of July 31, 2022.

After the conclusion of this offering, should the Company hit the minimum funding target, their projected runway is 12 months. until they need to raise further capital. Should the Company hit the maximum funding target, their projected runway is 18 months The Company will likely require additional financing in excess of the proceeds from the Offering. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any additional investments.

Historical Results of Operations

The Company was organized in April 2019 and has limited operations upon which prospective investors may base an evaluation of its performance. Below we have listed some key financials from our most recent Fiscal Year (FY 2021)

Net Sales: $1,005,238

Gross Margin: 61%

Assets: $483,125

Net Loss: $(1,082,710)

Liabilities: $269,257

Our historical success has been due to the success of both our online and retail revenue channels. Our past revenues have been a result of successful partnerships with retailers and successful execution of our online marketing and commercialization plans. The continuance of these relationships and execution is essential to the success of our business and, while we have no reason to believe any of the relationships will cease, they are not guaranteed into perpetuity. We continue to optimize our cost structures and have a focus to maximize our long-term margin profile.

Upcoming Milestones

As we have done in the past, we continue to optimize our product offering for our consumers. Our upcoming product launches include the introduction of liver pills, extra strength Plug Drinks and a broader health detox line. The launches of our future product lines and continued marketing pushes will be the main drivers of our capital spend. We plan to use the proceeds from this and future raises to execute on those initiatives.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily at the best estimates of management.

Changes and Trends

After reviewing the steps the Company intends to take, potential Investors should consider whether the achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit D: Financial Statements

§227.201(u) – Disqualification Events

No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://theplugdrink.com/, no later than 120 days after the end of each fiscal year.
It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

EXHIBIT A: RISKS OF INVESTING

a. We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters
    i. The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.
b. The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan
    i. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.
c. The Company's success depends on the experience and skill of the managing member, its executive officers and key employees.
d. The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
e. We may implement new lines of business or offer new products and services within existing lines of business
    i. As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.
f. Damage to our reputation could negatively impact our business, financial condition and results of operations.
    i. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide

individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction

g. In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

    i. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

h. We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

    i. To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

    ii. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

i. The development and commercialization of our products is highly competitive.

    i. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products

j. We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

    i. Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

k. Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

    i. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

l. The Company's management may have broad discretion in how the Company uses the net proceeds of an offering

    i. Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

m. The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.

    i. The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the

Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

n. The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
    i. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

o. Our business could be negatively impacted by cyber security threats, attacks and other disruptions
    i. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

p. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
    i. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

q. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
   i. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.
   ii. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.
r. The Company has the right to conduct multiple closings during the Offering
   i. If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.
s. There is no guarantee of a return on an Investor's investment
   i. There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.
t. The hangover cure and liver health markets are highly competitive, if we do not compete successfully, our business may be adversely impacted
   i. Though we believe we offer a differentiated product offering, our competitors include larger corporations with larger reach both through manufacturing and distribution agreements. This may have an adverse effect on our business.
u. Supply chain interferences have affected nearly every sector across the economy
   i. Increases in component costs, shipping costs, long lead times, supply shortages, and supply changes could disrupt our supply chain; factors such as wage rate increases and inflation can have a material adverse effect on our business, financial condition, and operating results.
v. Our operations may be significantly disrupted by the COVID-19 pandemic, and our business, financial condition and results of operations could be negatively impacted
   i. The global spread of the COVID-19 pandemic and measures introduced by local, state and federal governments to contain the virus and mitigate its public health effects have significantly impacted the U.S. economy. The duration and severity of the COVID-19 pandemic is unknown, and the extent of the business disruption and financial impact depend on factors beyond our knowledge and control.
   ii. Given the uncertainty around the duration and extent of the COVID-19 pandemic, we expect that the evolving COVID-19 pandemic will continue to impact our business, results of operations, and financial condition and liquidity.

w. The success of previous product lines does not guarantee the success of planned and future products
- i. We have plans to introduce multiple product lines beyond our current offerings. The successful launch and commercialization of our past offerings does not guarantee that future products will achieve similar success.

x. We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
- i. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

y. Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation
- i. The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of claims that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices, and breach of state consumer protection statutes (such as Proposition 65 in California). The FTC and/or state attorneys general may bring legal actions that seek to remove a product from the marketplace and/or impose fines and penalties. Even if not merited, class claims, actions by the FTC or state attorneys general enforcement actions could be expensive to defend and could adversely affect our reputation with existing and potential customers and consumers, as well as our company and brand image, which could have a material and adverse effect on our business, financial condition and results of operations.

z. We rely on various intellectual property rights, including trademarks, in order to operate our business.
- i. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights.

There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the food and hospitality field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

aa. We rely on other companies to provide components and services for our products.

    i. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or ingredients for our products, or from whom we acquire such items, do not provide components or ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components and ingredients available from only one source. Continued availability of those components and ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components and ingredients instead of components and ingredients customized to meet our requirements. The supply of components and ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

bb. Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

    i. Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

EXHIBIT B: INVESTMENT AGREEMENT

THE PLUG DRINK, INC.
INVESTMENT AGREEMENT

This is an Investment Agreement, entered into by and between The Plug Drink, Inc., a Delaware corporation (the "Company") and _____ ("Purchaser").

Background

The Company is offering for sale certain securities on the Mobile Application, ALAO Invest. (the "Platform").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). The Company is sometimes referred to using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2. **Purchase of Crowd SAFE**.

   2.1. **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a Crowd Simple Agreement for Future Equity for $_____ (the "CROWDSAFE").

   2.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your Crowd SAFE. We will notify you promptly if this happens.

3. **Right to Cancel**. Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to 48 hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your Crowd SAFE**. You will not receive a paper certificate representing your Crowd SAFE. Instead, your Crowd SAFE will be available electronically.

6.   **Your Promises**. You promise that:

6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed and understand the Crowd SAFE.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Escrow Account**. You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Crowd SAFE.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Crowd SAFE or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that under the Crowd SAFE may not be transferred without our consent. Also, securities laws limit transfer of the Crowd SAFE. Finally, there is currently no market for the Crowd SAFE, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Crowd SAFE indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the Crowd SAFE.

6.12.   **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Crowd SAFE, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the Crowd SAFE solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Crowd SAFE.

6.17.   **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.   **No Violations**. Your purchase of the Crowd SAFE will not violate any law or conflict with any contract to which you are a party.

6.20.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.   **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.   **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.   **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then (i) the offer and sale of Crowd SAFEs is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25.   **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1.   **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2.   **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3.   **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Crowd SAFE was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26.   **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1.   **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2.   **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3.   **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Crowd SAFE, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4.   **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.26.5.   **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6.   **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Crowd SAFE was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7.   **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Crowd SAFE.

8.   **Re-Purchase of Crowd SAFE**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Crowd SAFE for an amount equal to the amount you paid for it.

9.   **Governing Law**. Your relationship with us shall be governed by Delaware law, without considering principles of conflicts of law.

10.   **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

11.   **Arbitration**.

    11.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Crowd SAFE, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the Crowd SAFE will be handled in the manner described in the Crowd SAFE.

    11.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in Wilmington, Delaware, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

    11.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    11.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices**. All notices between us will be electronic. You will contact us by email at _____. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the Crowd SAFE until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1. **No Transfer**. You may not transfer your rights or obligations.

17.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement and the LLC Agreement effective on the date first written above.

_____
Signature

ACCEPTED:

THE PLUG DRINK, INC.

By _____

EXHIBIT C: FORM OF CROWD SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

The Plug Drink, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity) Series 2022

THIS CERTIFIES THAT in exchange for the payment by Investor Name (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[   ] (the "**Purchase Amount**") on or about 8/22/2022, The Plug Drink, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 15%

The "**Valuation Cap**" is $20,000,000

See Section 2 for certain additional defined terms.

1. *Events*

    (a) **Equity Financing**.

         (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital

Stock shall equal the quotient obtained by dividing (x) the Purchase Amount

by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with <u>Sections 1(a)</u> or <u>1(b)</u>, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the
(i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Class A Common Stock, Class B Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Class A Common Stock**" means Class A common stock, par value $0.0001 per share, of the Company.

"**Class B Common Stock**" means Class B common stock, par value $0.0001 per share, of the Company.

"**Common Stock**" means Class A Common Stock and Class B common stock, as applicable, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means ALAO Invest LLC, a registered securities crowdfunding portal FPRD#31791, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act. "**SAFE**"

means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert
into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

   (a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

   (b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company;
(ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase;
(iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or
(B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause
(A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the

Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having

jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Delaware. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

The Plug Drink, Inc.
By:
Name: Ray Kim
Title: CEO
Address: 1840 E. 46th Street, Los Angeles, CA 90058
Email: Ray@theplugdrink.com

INVESTOR:
By:
Name:

<center>**Exhibit A-** *Nominee Rider and Waiver*</center>

<center>**Nominee Rider and Waiver**</center>

ALAO Invest LLC (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by The Plug Drink, Inc.. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of The Plug Drink, Inc.. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the

Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term"** the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                        ALAO Invest LLC

By: By:
Name: Name: Peter Sweeney, Co-CEO
Date: Date:

COMPANY:

The Plug Drink, Inc.

By:
Name: Ray Kim, CEO
Date:

EXHIBIT D: FINANCIAL STATEMENTS

THE PLUG DRINK, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

1

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

2

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
The Plug Drink, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of The Plug Drink, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 5, 2022
Los Angeles, California

4861-3924-8932, v. 1

THE PLUG DRINK INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	311,226	$	21,268
Inventory		171,899		32,362
Total Current Assets		483,125		53,629
Total Assets	$	483,125	$	53,629
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	142,098	$	89,551
Forward Financing		127,158		-
Total Current Liabilities		269,257		89,551
Total Liabilities		269,257		89,551
STOCKHOLDERS EQUITY				
Common Stock		311		124
Additional Paid in Capital		1,995,157		662,843
Retained Earnings/(Accumulated Deficit)		(1,781,599)		(698,889)
Total Stockholders' Equity		213,868		(35,921)
Total Liabilities and Stockholders' Equity	$	483,125	$	53,629

See accompanying notes to financial statements.

4

4861-3924-8932, v. 1

THE PLUG DRINK INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	1,005,238	$	217,942
Cost of Goods Sold		391,277		96,296
Gross profit		613,961		121,646
Operating expenses				
General and Administrative		802,232		327,085
Sales and Marketing		897,539		242,085
Total operating expenses		1,699,771		569,170
Operating Income/(Loss)		(1,085,810)		(447,525)
Interest Expense		1,900		-
Other Loss/(Income)		(5,000)		-
Income/(Loss) before provision for income taxes		(1,082,710)		(447,525)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(1,082,710)	$	(447,525)

See accompanying notes to financial statements.

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5

4861-3924-8932, v. 1

THE PLUG DRINK INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

| (in , $US) | Common Stock | | Additional Paid In Capital | Retained earnings/ (Accumulated Deficit) | Total Shareholder Equity |
	Shares	Amount			
Balance—December 31, 2019	955,611	$ 96	$ 447,872	$ (251,364)	$ 196,603
Issuance of Stock	283,606	28	214,972		215,000
Net income/(loss)				(447,525)	(447,525)
Balance—December 31, 2020	1,239,217	124	662,843	$ (698,889)	$ (35,921)
Issuance of Stock	1,865,828	187	1,332,313		1,332,500
Net income/(loss)				(1,082,710)	(1,082,710)
Balance—December 31, 2021	3,105,044	$ 311	$ 1,995,157	$ (1,781,599)	$ 213,868

See accompanying notes to financial statements.

THE PLUG DRINK INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021	2020
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(1,082,710) $	(447,525)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Changes in operating assets and liabilities:			
Inventory		(139,537)	27,985
Credit Cards		52,547	72,723
Net cash provided/(used) by operating activities		(1,169,700)	(346,817)
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		-	-
Net cash provided/(used) in investing activities		-	-
CASH FLOW FROM FINANCING ACTIVITIES			
Capital Contribution		1,332,500	215,000
Borrowing on Forward Financing		127,158	-
Net cash provided/(used) by financing activities		1,459,658	215,000
Change in Cash		289,958	(131,817)
Cash—beginning of year		21,268	153,084
Cash—end of year	$	311,226 $	21,268
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	1,900 $	-
Cash paid during the year for income taxes	$	- $	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	- $	-
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

The Plug Drink Inc. was incorporated on April 26, 2019, in the state of Delaware. The financial statements of The Plug Drink Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

The Plug Drink ("The Plug") is a plant-based functional recovery beverage with electrolytes that rapidly cleanses your liver of toxins, reduces unwelcomed symptoms after a night out, boosts your immune system, and keeps you properly hydrated. The Plug is a science-backed proprietary blend of thirteen plants, flowers, and fruits with the highest herbal concentration (3.6 g) compared to competitors. We are a lifestyle better-for-you wellness brand focused on optimizing everyone's lifestyles and productivity levels by educating people about the power of plants & herbs and bringing awareness to the liver. The Plug Drink is sold on our direct-to-consumer website, Amazon, along with various other ecommerce store fronts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $61,226 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

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8

4861-3924-8932, v. 1

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first out) method.

Income Taxes

The Plug Drink Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its of its beverage with electrolytes.

Cost of sales

Costs of goods sold include cost of materials, shipping, and packaging.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $897,539 and $242,085, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 5, 2022, which is the date the financial statements were issued.

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10

THE PLUG DRINK INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	171,899	32,362
Total Inventory	**$ 171,899**	**$ 32,362**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 3,105,044 and 1,239,217 Common Stock have been issued and are outstanding.

5. DEBT

Forward Financing

On May 19, 2021, the Company entered into a Merchant Purchase Agreement with Gourmet Growth LLC in the amount of $250,000. It bears fixed fee of GG charges of 1.15% and facilitation fee of 0.5%. The lender provides the company with the advance amount in exchange for sale of receivables to the lender and acquisition of certain goods and related services from a supplier and the subsequent sale of such goods to client. As of December 31, 2021, December 31, 2020, the outstanding balance of this kind of financing is in the amount of $127,158 and $0, and entire amount is classified as the current portion.

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11

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(343,048)	$	(118,709)
Valuation Allowance		343,048		118,709
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(534,273)	$	(191,225)
Valuation Allowance		534,273		191,225
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,790,459, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,790,459. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

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12

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

On September 25, 2019, the Company entered into a commercial lease agreement with RNJ MARKETING INC. to rent premises in Los Angeles, California. The monthly rent is $4,500 and the lease agreement ended on October 1, 2019. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 45,000
2023	-
2024	-
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 45,000**

Rent expenses were in the amount of $115,847 and $98,424 as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through August 5, 2022, which is the date the financial statements were available to be issued.

On July 6, 2022, the Company entered into a PayPal working capital agreement in the amount of $132,000, and it bears a fee of $21,747. The minimum payment of $7,687 is required every ninety days.

On July 22, 2022, the Company entered into an Amazon lending agreement in the amount of $54,000. The loan term is twelve months and the annual interest rate is 10.99%.

On July 28, 2022, the Company entered into a PayPal loan agreement in the amount of $100,000. The repayment schedule includes a fifty-two weekly payment of $2,192.

In 2022, the Company entered into a Shopify Agreement in the amount of $265,000 with a remittance rate of 17%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

- 11 -

13

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,085,810, an operating cash flow loss of $1,169,700, and liquid assets in cash of $311,226, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

4861-3924-8932, v. 1

EXHIBIT E: BACKGROUND CHECKS

North Capital Private Securities: Bad Actor Check



Name of covered person: Raymond Kim

Date: July 29, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Raymond Kim is likely: **QUALIFIED**	✓
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓

15



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✔
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✔
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✔
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✔
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✔

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

4861-3924-8932, v. 1


Name of covered person: Justin Kim

Date: July 29, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that **Justin Kim** is likely: **QUALIFIED**	✓
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓

4861-3924-8932, v. 1

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✔
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✔
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✔
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✔
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✔

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

4861-3924-8932, v. 1

North Capital Private Securities: Bad Actor Check



Name of covered person: Peter Kim

Date: July 29, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Peter Kim is likely: **QUALIFIED**	✓
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓

19

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✔
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✔
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✔
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✔
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✔

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

4861-3924-8932, v. 1